大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
[redacted]. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A13/sc/at

5 August 2008

08004590

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2008

We enclose a copy of our announcement dated 5 August 2008 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
SEP 02 2008
THOMSON REUTERS

Leo Hee Wui
Assistant Secretary

Enc

JW 8/29

SINGAPORE MALAYSIA THAILAND BRUNEI PHILIPPINES INDONESIA HONG KONG BEIJING GUANGZHOU SHANGHAI SHENZHEN XIAMEN CHENGDU YANGON HO CHI MINH CITY TAIPEI SEOUL TOKYO SYDNEY LONDON PARIS NEW YORK LOS ANGELES VANCOUVER

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first half / second quarter of 2008 are enclosed.

Ordinary Share Dividend
The Directors are pleased to declare an interim one-tier tax-exempt dividend of 20 cents per ordinary share (2Q07: interim dividend of 20 cents and special interim dividend of 15 cents, per ordinary share less 18% Singapore income tax) in respect of the financial year ending 31 December 2008. The dividend will be paid in cash on 1 September 2008.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the dividend, in accordance with the terms of the scheme.

Subsidiary Preference Share Dividend
During the second quarter of 2008, no dividend (2Q07: Nil) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Closure of Books
Notice is hereby given that the Share Transfer Books and Register of Members of the Bank will be closed from 21 August 2008 to 22 August 2008, both dates inclusive, for the preparation of dividend warrants. Registrable transfers received by the Bank's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, at 3 Church Street #08-01 Samsung Hub, Singapore 049483 up to 5.00 pm on 20 August 2008 will be registered for the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the interim dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend to holders of the securities accounts.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first half / second quarter of 2008 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 5th day of August 2008

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report
for the First Half / Second Quarter 2008

UOB

Contents

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

"NM" denotes not meaningful.

Financial Highlights

	1H08	1H07	+/(-) %	2Q08	1Q08	+/(-) %	2Q07	+/(-) %
Profit and Loss Summary ($m)								
Net interest income	**1,725**	1,523	13.3	**873**	852	2.5	761	14.7
Non-interest income	**964**	968	(0.3)	**550**	414	32.9	536	2.7
Total income	**2,690**	2,490	8.0	**1,424**	1,266	12.4	1,297	9.8
Less: Total expenses	**1,015**	976	4.0	**518**	496	4.4	504	2.9
Operating profit	**1,675**	1,515	10.6	**905**	770	17.6	793	14.2
Less: Intangible assets	**5**	6	(13.0)	**3**	3	(3.0)	3	(15.9)
Less: Impairment charges	**269**	168	59.8	**180**	89	102.2	81	122.5
Add: Share of profit of associates	**56**	112	(50.0)	**34**	22	54.3	65	(47.8)
Less: Tax and minority interests	**327**	350	(6.6)	**156**	171	(8.6)	190	(17.7)
Net profit after tax [1]	**1,130**	1,103	2.5	**601**	529	13.5	585	2.7
Financial Indicators								
Income mix (%)								
Net interest income	**64.1**	61.1	3.0% pt	**61.3**	67.3	(6.0)% pt	58.7	2.6% pt
Non-interest income	**35.9**	38.9	(3.0)% pt	**38.7**	32.7	6.0% pt	41.3	(2.6)% pt
Profit distribution (%)								
Singapore	**74.4**	73.5	0.9% pt	**79.3**	69.0	10.3% pt	74.5	4.8% pt
Overseas	**25.6**	26.5	(0.9)% pt	**20.7**	31.0	(10.3)% pt	25.5	(4.8)% pt
Basic earnings per ordinary share ($) [2, 3]	**1.47**	1.42	3.5	**1.57**	1.38	13.8	1.51	4.0
Return on average ordinary shareholders' equity (%) [2, 3]	**13.8**	13.2	0.6% pt	**14.8**	12.7	2.1% pt	13.9	0.9% pt
Return on average total assets (%) [3]	**1.25**	1.32	(0.07)% pt	**1.32**	1.17	0.15% pt	1.38	(0.06)% pt
Net interest margin (%) [3]	**2.22**	2.10	0.12% pt	**2.23**	2.20	0.03% pt	2.04	0.19% pt
Expense / Income ratio (%)	**37.7**	39.2	(1.5)% pt	**36.4**	39.2	(2.8)% pt	38.9	(2.5)% pt
Net dividend per ordinary share (¢)								
Interim	**20.0**	16.4	22.0	**20.0**	-	NM	16.4	22.0
Special interim	**-**	12.3	(100.0)	**-**	-	NM	12.3	(100.0)
Total	**20.0**	28.7	(30.3)	**20.0**	-	NM	28.7	(30.3)

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Jun-08	Mar-08	+/(-) %	Jun-07	+/(-) %
Financial Indicators *(cont'd)*					
Customer loans (net) ($m)	**97,395**	94,373	3.2	82,461	18.1
Customer deposits ($m)	**109,004**	109,580	(0.5)	104,469	4.3
Loans / Deposits ratio (%) [1]	**89.3**	86.1	3.2% pt	78.9	10.4% pt
NPL ratio (%) [2]	**1.5**	1.6	(0.1)% pt	2.8	(1.3)% pt
Total assets ($m)	**180,797**	185,784	(2.7)	170,063	6.3
Shareholders' equity ($m) [3]	**16,583**	16,992	(2.4)	17,511	(5.3)
Revaluation surplus ($m) [4]	**3,270**	3,273	(0.1)	1,896	72.5
Net asset value ("NAV") per ordinary share ($) [5]	**10.46**	10.73	(2.5)	10.95	(4.5)
Revalued NAV per ordinary share ($) [5]	**12.63**	12.91	(2.2)	12.20	3.5
Net tangible asset per ordinary share ($) [5]	**7.66**	7.92	(3.3)	8.15	(6.0)
Capital adequacy ratios (%)					
Tier 1	**10.2**	10.7	(0.5)% pt	10.8	(0.6)% pt
Total	**14.4**	15.6	(1.2)% pt	15.7	(1.3)% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Refer to revaluation surplus on properties not recognised in the financial statements.

5 Subsidiary preference shares were excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). The accounting policies and computation methods adopted in the financial statements for the first half of 2008 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2007.

First Half 2008 ("1H08") versus First Half 2007 ("1H07")

The Group's net profit after tax ("NPAT") was $1,130 million in 1H08, an increase of 2.5% from $1,103 million recorded in 1H07. The growth was mainly attributed to higher net interest income, partially offset by higher impairment charges, lower contributions from associates and higher operating expenses.

Total operating income rose 8.0% to $2,690 million. Net interest income grew 13.3% to $1,725 million, driven by expanded loan volume and higher contributions from interbank money market activities. Non-interest income was flat at $964 million as higher investment income and rental income were offset by lower other income.

Total operating expenses increased 4.0% to $1,015 million. Staff costs increased 6.4% to $545 million largely due to higher headcount. Other operating expenses rose 1.3% to $469 million mainly on occupancy-related expenses, partly offset by lower IT-related expenses. Expense-to-income ratio improved 1.5% points to 37.7%.

Impairment charges increased 59.8% to $269 million largely due to collective impairment provision for loans and collateralised debt obligations ("CDO") and individual impairment charges on CDO. These were partially offset by lower individual impairment charges on loans.

Share of pre-tax profit of associates decreased 50.0% to $56 million mainly due to lower profits recorded by the major associates.

Net customer loans increased 18.1% to $97,395 million as at 30 June 2008. Non-performing loans of $1,547 million was 1.5% (30 June 2007: 2.8%) of gross customer loans.

Second Quarter 2008 ("2Q08") versus First Quarter 2008 ("1Q08")

Group NPAT increased 13.5% to $601 million in 2Q08, with operating profit grew 17.6% to $905 million.

Operating income increased 12.4% to $1,424 million. Net interest income rose 2.5% to $873 million, mainly from securities and money market activities, due to lower funding costs. Non-interest income grew 32.9% to $550 million, largely due to higher investment income and dividend income, partly offset by lower other income and fee and commission income.

Total operating expenses increased 4.4% to $518 million. The increase was mainly on staff costs, occupancy-related and revenue-related expenses. Expense-to-income ratio improved 2.8% points to 36.4%.

Impairment charges were $180 million in 2Q08 compared to $89 million in 1Q08. The increase was largely due to higher individual impairment charges on loans and CDO, coupled with higher collective impairment provision for loans.

Net customer loans increased 3.2% to $97,395 million as at 30 June 2008. Non-performing loans of $1,547 million was 1.5% (31 March 2008: 1.6%) of gross customer loans.

Performance Review *(cont'd)*

Second Quarter 2008 ("2Q08") versus Second Quarter 2007 ("2Q07")

Group NPAT increased 2.7% to $601 million for 2Q08, with operating profit grew 14.2% to $905 million.

Net interest income rose 14.7% to $873 million, mainly attributed to increased loan volume and higher contributions from money market activities. Non-interest income increased 2.7% to $550 million, mainly due to higher investment income, partly offset by lower fee and commission income and other income.

Total operating expenses increased 2.9% to $518 million, primarily due to higher staff costs and occupancy-related expenses. Expense-to-income ratio improved 2.5% points to 36.4%.

Impairment charges increased 122.5% to $180 million largely due to higher collective and individual impairment charges on loans.

Net customer loans increased 18.1% to $97,395 million as at 30 June 2008. Non-performing loans of $1,547 million was 1.5% (30 June 2007: 2.8%) of gross customer loans.

Net Interest Income

Net Interest Margin

	1H08			1H07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	94,392	4,651	4.93	79,434	4,701	5.92
Interbank balances	31,570	1,133	3.59	38,998	1,692	4.34
Securities	30,344	1,187	3.91	27,708	1,245	4.49
Total	156,306	6,970	4.46	146,140	7,638	5.23
Interest bearing liabilities						
Customer deposits	108,711	1,990	1.83	101,646	2,657	2.61
Interbank balances / other	42,519	1,511	3.55	39,731	1,910	4.81
Total	151,230	3,501	2.32	141,377	4,567	3.23
Loan margin			3.10			3.31
Net interest income / margin [1]		3,469	2.22		3,071	2.10

	2Q08			1Q08			2Q07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	95,613	4,537	4.75	93,128	4,765	5.12	80,184	4,682	5.84
Interbank balances	31,880	1,057	3.32	31,834	1,209	3.80	40,302	1,711	4.25
Securities	29,836	1,129	3.78	30,766	1,244	4.04	28,818	1,267	4.40
Total	157,328	6,723	4.27	155,728	7,218	4.63	149,304	7,660	5.13
Interest bearing liabilities									
Customer deposits	110,444	1,846	1.67	108,417	2,134	1.97	103,959	2,663	2.56
Interbank balances / other	42,091	1,365	3.24	42,763	1,658	3.88	40,770	1,944	4.77
Total	152,536	3,211	2.10	151,181	3,791	2.51	144,729	4,607	3.18
Loan margin			3.08			3.15			3.28
Net interest income / margin [1]		3,512	2.23		3,426	2.20		3,053	2.04

Note:

1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Net Interest Income (cont'd)

Volume and Rate Analysis

	1H08 vs 1H07			2Q08 vs 1Q08			2Q08 vs 2Q07		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	439	(464)	(25)	32	(88)	(57)	225	(261)	(36)
Interbank balances	(160)	(118)	(277)	0	(38)	(38)	(89)	(74)	(163)
Securities	59	(87)	(29)	(9)	(19)	(29)	11	(46)	(35)
Total	338	(669)	(331)	23	(146)	(123)	147	(380)	(234)
Interest expense									
Customer deposits	92	(422)	(331)	10	(81)	(72)	41	(245)	(204)
Interbank balances / other	59	(257)	(198)	(7)	(66)	(73)	13	(158)	(144)
Total	151	(679)	(528)	3	(148)	(144)	55	(403)	(348)
Change in number of days	-	-	5	-	-	-	-	-	(2)
Net interest income	187	11	202	19	2	21	92	22	112

1H08 vs 1H07
Net interest income rose 13.3% to $1,725 million, driven by expanded loan volume and higher contributions from interbank money market activities. Net interest margin increased 12 basis points to 2.22% mainly due to improved asset mix. The decrease in loan margin by 21 basis points to 3.10% was partly due to higher interest recovery on non-performing loans in 1H07.

2Q08 vs 1Q08
Net interest income grew 2.5% to $873 million, mainly from securities and interbank money market activities. Net interest margin increased 3 basis points to 2.23% as a result of lower funding costs. The decrease in loan margin by 7 basis points to 3.08% was due to lower loan yield.

2Q08 vs 2Q07
Net interest income increased 14.7% to $873 million. The growth was attributed to increased loan volume and higher contributions from interbank money market activities. Net interest margin increased 19 basis points to 2.23%, mainly contributed by improved asset mix and lower funding costs. The decrease in loan margin by 20 basis points to 3.08% was mainly due to lower loan yield.

Non-Interest Income

	1H08	1H07	+/(-)	2Q08	1Q08	+/(-)	2Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Fee and commission income								
Credit card	**90**	80	13.2	**47**	44	7.5	42	11.7
Fund management	**101**	161	(37.3)	**46**	55	(17.0)	99	(53.9)
Futures broking	**18**	17	5.0	**8**	9	(6.4)	8	11.3
Investment-related	**65**	95	(30.9)	**36**	30	19.3	55	(35.5)
Loan-related	**143**	89	62.0	**69**	74	(7.4)	45	54.3
Service charges	**40**	41	(2.2)	**19**	21	(8.0)	23	(16.4)
Trade-related	**105**	92	13.4	**51**	53	(3.8)	50	2.2
Other	**30**	15	98.4	**13**	17	(23.4)	8	59.4
	592	589	0.6	**289**	303	(4.7)	330	(12.4)
Dividend income	**43**	38	13.7	**41**	3	NM	35	16.9
Rental income	**51**	33	54.0	**27**	24	10.8	17	57.8
Other operating income								
Net gain / (loss) from:								
Trading activities	**(29)**	72	(139.8)	**(35)**	6	(678.1)	43	(181.2)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**(41)**	38	(207.7)	**12**	(53)	NM	22	(45.3)
Available-for-sale assets and other	**261**	55	375.0	**181**	79	128.0	22	715.5
	191	165	15.8	**159**	32	391.7	87	81.7
Other income	**86**	142	(39.3)	**35**	51	(32.4)	67	(47.8)
	277	307	(9.7)	**194**	84	131.2	154	25.7
Total	**964**	968	(0.3)	**550**	414	32.9	536	2.7
Fee and commission income / Total income (%)	**22.0**	23.7	(1.7)% pt	**20.3**	24.0	(3.7)% pt	25.4	(5.1)% pt
Non-interest income / Total income (%)	**35.9**	38.9	(3.0)% pt	**38.7**	32.7	6.0 % pt	41.3	(2.6)% pt

1H08 vs 1H07

Non-interest income was flat at $964 million, as higher investment income and rental income were offset by lower other income.

2Q08 vs 1Q08

Non-interest income grew 32.9% to $550 million. The increase was mainly due to higher investment income and dividend income, partly offset by lower other income and fee and commission income.

2Q08 vs 2Q07

Non-interest income increased 2.7% to $550 million. The increase was largely contributed by higher investment income, partially offset by lower fee and commission income and other income.

Operating Expenses

	1H08	1H07	+/(-)	2Q08	1Q08	+/(-)	2Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Staff costs	**545**	513	6.4	**279**	267	4.5	272	2.7
Other operating expenses								
Revenue-related	**234**	232	1.1	**119**	116	2.7	117	1.2
Occupancy-related	**96**	82	16.9	**51**	45	13.3	42	20.2
IT-related	**76**	84	(9.3)	**39**	37	4.0	42	(7.2)
Other	**63**	65	(3.8)	**31**	32	(2.0)	31	1.1
	469	463	1.3	**240**	230	4.3	232	3.1
Total	**1,015**	976	4.0	**518**	496	4.4	504	2.9
Of which:								
Depreciation of assets	**67**	70	(4.2)	**34**	33	0.9	35	(3.0)
Total IT costs [1]	**137**	141	(2.3)	**71**	67	6.0	71	(0.2)
Total IT costs / Total operating expenses (%)	**13.5**	14.4	(0.9)% pt	**13.6**	13.4	0.2 % pt	14.1	(0.5)% pt
Expense / Income ratio (%)	**37.7**	39.2	(1.5)% pt	**36.4**	39.2	(2.8)% pt	38.9	(2.5)% pt
Manpower (number)	**22,149**	20,752	1,397 no.	**22,149**	21,818	331 no.	20,752	1,397 no.

1H08 vs 1H07

Total operating expenses increased 4.0% to $1,015 million. Staff costs increased 6.4% to $545 million mainly due to higher headcount to support business expansion. Other operating expenses increased 1.3% to $469 million largely due to higher occupancy-related expenses, partly offset by lower IT-related expenses. Expense-to-income ratio improved 1.5% points to 37.7%.

2Q08 vs 1Q08

Total operating expenses increased 4.4% to $518 million. The increase was mainly due to higher staff costs, occupancy-related and revenue-related expenses. Expense-to-income ratio improved 2.8% points to 36.4%.

2Q08 vs 2Q07

Total operating expenses increased 2.9% to $518 million, mainly on higher staff costs and occupancy-related expenses. Expense-to-income ratio improved 2.5% points to 36.4%.

Note:

1 Comprise IT staff costs and other IT-related expenses.

Impairment Charges

	1H08	1H07	+/(-)	2Q08	1Q08	+/(-)	2Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Individual impairment on loans								
Singapore	(12)	31	(139.4)	(9)	(3)	(193.1)	2	(493.8)
Malaysia	58	35	65.2	51	7	638.5	12	326.0
Thailand	30	58	(48.1)	24	6	344.6	22	9.4
Indonesia	(1)	(4)	67.9	(1)	(0)	NM	(6)	76.3
Greater China [1]	2	(2)	NM	0	2	(97.5)	2	(97.9)
Other	(1)	1	(222.6)	(0)	(1)	80.3	0	NM
	75	119	(36.8)	65	10	563.4	33	99.4
Individual impairment on securities and other assets	82	50	65.9	51	32	60.6	48	5.2
Collective impairment	112	-	NM	64	48	34.7	-	NM
Total	269	168	59.8	180	89	102.2	81	122.5

1H08 vs 1H07

Impairment charges increased 59.8% to $269 million. The increase was largely due to collective impairment provision for loans and CDO, individual impairment charges on CDO, partly offset by lower individual impairment on loans.

2Q08 vs 1Q08

Impairment charges increased 102.2% to $180 million. The increase was largely due to higher individual impairment charges on loans and CDO, coupled with higher collective impairment provision for loans.

2Q08 vs 2Q07

Impairment charges increased 122.5% to $180 million, largely due to higher collective and individual impairment charges on loans.

Note:

1 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Jun-08 $m	Mar-08 $m	Dec-07 $m	Jun-07 $m
Gross customer loans	**99,369**	96,257	94,583	84,571
Less: Individual impairment	**625**	597	645	834
Collective impairment	**1,350**	1,286	1,270	1,276
Net customer loans	**97,395**	94,373	92,669	82,461
By Industry				
Transport, storage and communication	**5,809**	5,508	5,312	4,720
Building and construction	**12,644**	12,297	11,024	8,517
Manufacturing	**10,152**	10,029	9,840	9,477
Non-bank financial institutions	**16,695**	15,893	16,277	13,694
General commerce	**13,624**	12,742	12,825	11,985
Professionals and private individuals	**11,996**	11,391	11,222	10,452
Housing loans	**22,976**	22,879	22,598	20,724
Other	**5,473**	5,518	5,487	5,003
Total (gross)	**99,369**	96,257	94,583	84,571
By Currency				
Singapore dollar	**53,427**	52,002	50,361	43,723
US dollar	**16,032**	14,559	14,146	12,789
Malaysian ringgit	**11,019**	11,141	10,821	9,839
Thai baht	**6,246**	6,370	6,967	6,724
Indonesian rupiah	**2,501**	2,443	2,332	2,274
Other	**10,144**	9,741	9,956	9,221
Total (gross)	**99,369**	96,257	94,583	84,571
By Maturity				
Within 1 year	**38,614**	37,244	38,499	35,132
Over 1 year but within 3 years	**17,589**	16,414	13,764	11,295
Over 3 years but within 5 years	**13,839**	13,650	14,324	11,879
Over 5 years	**29,326**	28,949	27,996	26,265
Total (gross)	**99,369**	96,257	94,583	84,571

Net customer loans grew 3.2% and 18.1% over 31 March 2008 and 30 June 2007 respectively to $97,395 million as at 30 June 2008. The increase was broad-based across most industries.

Total Deposits

	Jun-08	Mar-08	Dec-07	Jun-07
	$m	$m	$m	$m
Banker deposits	**36,455**	39,531	32,091	31,738
Customer deposits	**109,004**	109,580	106,967	104,469
Total	**145,459**	149,111	139,059	136,207
Loans / Deposits ratio (%)	**89.3**	86.1	86.6	78.9
By Maturity				
Within 1 year	**141,802**	145,542	135,332	132,507
Over 1 year but within 3 years	**1,829**	1,583	1,564	1,552
Over 3 years but within 5 years	**1,298**	1,539	1,707	1,669
Over 5 years	**530**	448	456	479
Total	**145,459**	149,111	139,059	136,207
Customer Deposits by Product Group				
Fixed deposits	**67,481**	68,614	68,738	69,048
Savings deposits	**22,753**	22,523	19,044	17,980
Current accounts	**15,915**	15,261	15,369	13,336
Other	**2,856**	3,183	3,817	4,105
Total	**109,004**	109,580	106,967	104,469

Customer deposits was flat at $109,004 million as at 30 June 2008 compared to 31 March 2008. Against 30 June 2007, customer deposits grew 4.3% largely contributed by higher savings deposits.

Debts Issued

	Jun-08	Mar-08	Dec-07	Jun-07
	$m	$m	$m	$m
Subordinated debts				
Due after one year (unsecured)	**5,027**	5,294	5,242	5,213
Other debts issued				
Due within one year (secured)	**-**	-	-	773
Due within one year (unsecured)	**852**	469	923	920
Due after one year (unsecured)	**457**	443	502	432
	1,309	912	1,425	2,125
Total	**6,337**	6,206	6,666	7,338

Shareholders' Equity

	Jun-08	Mar-08	Dec-07	Jun-07
Shareholders' equity	**16,583**	16,992	17,329	17,511
Add: Revaluation surplus	**3,270**	3,273	3,263	1,896
Shareholders' equity including revaluation surplus	**19,853**	20,265	20,592	19,407

Shareholders' equity decreased 2.4% over 31 March 2008 to $16,583 million as at 30 June 2008. The decrease was largely due to dividend payment, foreign exchange translation and higher revaluation loss on available-for-sale assets, partly offset by higher retained profits. Against 30 June 2007, shareholders' equity was 5.3% lower, attributed mainly to revaluation loss on available-for-sale assets, foreign exchange translation and purchase of treasury shares, partially offset by higher retained profits.

As at 30 June 2008, revaluation surplus of $3,270 million on the Group's properties was not recognised in the financial statements.

Changes in Ordinary Shares of the Bank

	Number of shares ('000)			
	1H08	1H07	**2Q08**	2Q07
Issued ordinary shares				
Balance at beginning of period	**1,523,760**	1,523,276	**1,523,806**	1,523,512
Exercise of share options granted under the UOB 1999 Share Option Scheme	**139**	426	**93**	190
Balance at end of period	**1,523,899**	1,523,702	**1,523,899**	1,523,702
Treasury shares				
Balance at beginning of period	**(11,597)**	-	**(18,320)**	-
Share buyback	**(6,723)**	(601)	**-**	(601)
Balance at end of period	**(18,320)**	(601)	**(18,320)**	(601)
Total	**1,505,579**	1,523,101	**1,505,579**	1,523,101

	Jun-08	Mar-08	Dec-07	Jun-07
	'000	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**301**	407	453	526

Non-Performing Assets

	Jun-08	Mar-08	Dec-07	Jun-07
Non-Performing Assets ("NPA") ($m)				
Loans ("NPL")	**1,547**	1,602	1,713	2,380
Debt securities	**292**	284	2	2
Total	**1,839**	1,886	1,715	2,382
Cumulative Impairment ($m)				
Individual	**881**	832	647	836
Collective	**1,366**	1,312	1,270	1,276
Total	**2,247**	2,144	1,917	2,112
Ratios (%)				
NPL ratio [1]	**1.5**	1.6	1.8	2.8
NPA ratio [2]	**1.0**	1.0	1.0	1.4
Cumulative impairment as % of gross customer loans [3]	**2.0**	2.0	2.0	2.5
Cumulative impairment as % of total assets	**1.2**	1.2	1.1	1.2
Collective impairment as % of gross customer loans net of individual impairment [3]	**1.4**	1.3	1.4	1.5

Group NPA of $1,839 million as at 30 June 2008 constituted 1.0% (31 March 2008: 1.0% and 30 June 2007: 1.4%) of total assets.

Group NPL continued to manage down to $1,547 million as at 30 June 2008. NPL ratio improved to 1.5% from 1.6% and 2.8% as at 31 March 2008 and 30 June 2007 respectively.

Notes:
1 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
2 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.
3 Debt securities and contingent assets were excluded from the computation.

Non-Performing Assets *(cont'd)*

	Jun-08	Mar-08	Dec-07	Jun-07
	$m	$m	$m	$m
NPA by Grading				
Substandard	**957**	1,040	1,106	1,642
Doubtful	**234**	326	76	171
Loss	**648**	520	533	569
Total	**1,839**	1,886	1,715	2,382
Secured NPA				
Secured	**852**	928	1,001	1,367
Unsecured	**987**	958	714	1,015
Total	**1,839**	1,886	1,715	2,382
Ageing of NPA[1]				
Current	**535**	529	203	285
≤ 90 days	**170**	151	216	154
91 to 180 days	**187**	161	202	327
≥ 181 days	**947**	1,045	1,094	1,616
Total	**1,839**	1,886	1,715	2,382

	Jun-08		Mar-08		Dec-07		Jun-07	
	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment
	$m	$m	$m	$m	$m	$m	$m	$m
Restructured NPL for the quarter								
Substandard	**15**	**3**	6	1	16	1	22	1
Doubtful	**1**	**1**	-	-	3	2	-	-
Loss	**15**	**15**	15	15	5	5	5	5
Total	**31**	**19**	21	16	24	8	27	6
NPL by Industry								
Transport, storage and communication	**19**	**14**	18	12	20	12	65	14
Building and construction	**129**	**46**	132	44	145	46	261	80
Manufacturing	**405**	**208**	424	202	418	206	573	268
Non-bank financial institutions	**137**	**29**	164	31	179	33	277	63
General commerce	**299**	**150**	313	152	347	171	436	190
Professionals and private individuals	**238**	**100**	251	104	272	111	381	159
Housing loans	**239**	**30**	245	31	263	35	311	25
Other	**81**	**48**	55	21	69	31	76	35
	1,547	**625**	1,602	597	1,713	645	2,380	834

Note:
1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.

Non-Performing Assets *(cont'd)*

	NPL	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
NPL by Region					
Singapore					
Jun 08	**512**	**798**	**0.8**	**59.6**	**155.9**
Mar 08	555	754	0.9	59.3	135.9
Dec 07	628	726	1.1	60.2	115.6
Jun 07	1,005	842	2.0	57.7	83.8
Malaysia					
Jun 08	**522**	**398**	**4.3**	**55.6**	**76.2**
Mar 08	504	362	4.1	61.5	71.8
Dec 07	495	368	4.2	61.8	74.3
Jun 07	585	376	5.5	62.6	64.3
Thailand					
Jun 08	**367**	**318**	**5.3**	**40.6**	**86.6**
Mar 08	393	315	5.6	45.5	80.2
Dec 07	436	348	6.5	45.6	79.8
Jun 07	403	330	6.3	45.7	81.9
Indonesia					
Jun 08	**64**	**98**	**1.7**	**73.4**	**153.1**
Mar 08	68	98	1.8	73.5	144.1
Dec 07	73	103	2.0	74.0	141.1
Jun 07	94	123	2.7	59.6	130.9
Greater China					
Jun 08	**16**	**70**	**0.4**	**75.0**	**437.5**
Mar 08	16	65	0.5	75.0	406.3
Dec 07	18	66	0.6	94.4	366.7
Jun 07	10	50	0.4	80.0	500.0
Other					
Jun 08	**66**	**293**	**0.6**	**74.2**	**443.9**
Mar 08	66	289	0.6	72.7	437.9
Dec 07	63	304	0.6	73.0	482.5
Jun 07	283	389	2.6	60.8	137.5
Group NPL					
Jun 08	**1,547**	**1,975**	**1.5**	**55.1**	**127.7**
Mar 08	1,602	1,883	1.6	57.9	117.5
Dec 07	1,713	1,915	1.8	58.4	111.8
Jun 07	2,380	2,110	2.8	57.4	88.7

Performance by Business Segment

$m

	PFS	IFS	GMIM	Other	Total
1H08					
Operating income	939	1,050	542	159	2,690
Operating expenses	(443)	(336)	(191)	(5)	(975)
Impairment charges	(18)	(66)	(68)	(117)	(269)
Amortisation of intangible assets	(2)	(3)	-	-	(5)
Segment profit	476	645	283	37	1,441
Unallocated corporate expenses					(40)
Share of profit of associates					56
Profit before tax					1,457
Segment assets	35,766	66,122	71,886	1,470	175,244
Intangible assets	1,186	2,308	667	80	4,241
Investment in associates					1,183
Unallocated assets					129
Total assets					180,797
Segment liabilities	59,175	48,110	54,923	820	163,028
Unallocated liabilities					822
Total liabilities					163,850
Other information					
Gross customer loans	34,972	64,397	-	-	99,369
Non-performing loans	477	1,070	-	-	1,547
Individual impairment on loans	130	495	-	-	625
Capital expenditure	26	28	5	11	70
Depreciation of assets	23	23	5	16	67
1H07					
Operating income	843	1,048	656	(57)	2,490
Operating expenses	(387)	(307)	(204)	(23)	(921)
Impairment charges	(44)	(77)	(1)	(46)	(168)
Amortisation of intangible assets	(2)	(4)	-	-	(6)
Segment profit	410	660	451	(126)	1,395
Unallocated corporate expenses					(55)
Share of profit of associates					112
Profit before tax					1,453
Segment assets	31,592	55,356	76,190	1,280	164,418
Intangible assets	1,197	2,347	672	80	4,296
Investment in associates					1,280
Unallocated assets					69
Total assets					170,063
Segment liabilities	57,502	44,500	48,350	929	151,281
Unallocated liabilities					875
Total liabilities					152,156
Other information					
Gross customer loans	31,176	53,395	-	-	84,571
Non-performing loans	692	1,688	-	-	2,380
Individual impairment on loans	184	650	-	-	834
Capital expenditure	22	24	4	291	341
Depreciation of assets	25	26	5	14	70

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into four segments based on the types of products and services that it provides. These segments are Personal Financial Services ("PFS"), Institutional Financial Services ("IFS"), Global Markets and Investment Management ("GMIM") and Other.

Personal Financial Services

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

Segment profit rose 16.1% to $476 million in 1H08. The increase was mainly from higher net interest income driven by loan growth, higher non-interest income from structured products and credit cards, and lower impairment charges on loans. These were partly negated by higher revenue-related expenses to support increased business activities.

Institutional Financial Services

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance and Capital Markets. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and providing corporate advisory services. Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans, project finance and structured finance, and underwriting and lead managing bond issues.

Segment profit reduced 2.3% to $645 million in 1H08. The decrease was mainly due to lower contribution from overseas operations, lower gain on foreclosed securities and lower fee income on investment-related activities resulting from the unfavourable market conditions. These were partly negated by higher net interest income on strong loan growth and higher fee income on loan-related activities from Singapore operations.

Global Markets and Investment Management

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and the management of excess liquidity and capital funds.

Segment profit decreased 37.3% to $283 million in 1H08 as performance was partly affected by the continuing deterioration of the global equity and credit markets. The decrease was mainly attributed to mark-to-market losses from trading activities and securities, and lower fee income from asset management activities. These were partly offset by higher realised gain on investment securities.

Other

Other segment includes property-related activities and insurance businesses.

The segment recorded a profit of $37 million in 1H08 compared to a loss of $126 million in 1H07, mainly due to higher realised gain on investment securities and higher rental income on properties. These were partly offset by provision for a long-term investment and higher collective impairment provision for the expanded loan portfolio.

Performance by Geographical Segment [1]

	1H08	1H07	2Q08	1Q08	2Q07
	$m	$m	$m	$m	$m
Total Operating Income					
Singapore	**1,739**	1,540	**948**	792	800
Malaysia	**281**	287	**137**	144	146
Thailand	**230**	220	**116**	114	113
Indonesia	**132**	143	**66**	65	73
Greater China	**77**	82	**48**	29	46
Other	**231**	218	**109**	122	119
Total	**2,690**	2,490	**1,424**	1,266	1,297
Profit before Tax					
Singapore	**1,087**	1,073	**602**	485	579
Malaysia	**109**	144	**29**	80	75
Thailand	**41**	(25)	**9**	31	(22)
Indonesia	**49**	77	**22**	27	40
Greater China [2]	**17**	50	**21**	(4)	27
Other	**159**	140	**76**	83	78
	1,462	1,459	**759**	703	777
Intangible assets amortised	**(5)**	(6)	**(3)**	(3)	(3)
Total	**1,457**	1,453	**757**	700	774

	Jun-08	Mar-08	Dec-07	Jun-07
	$m	$m	$m	$m
Total Assets				
Singapore	**116,544**	118,591	111,305	105,456
Malaysia	**17,756**	17,680	15,771	16,026
Thailand	**8,800**	9,724	9,740	10,084
Indonesia	**4,040**	3,960	3,943	4,096
Greater China	**7,613**	7,947	7,644	7,863
Other	**21,803**	23,632	22,282	22,242
	176,557	181,534	170,685	165,767
Intangible assets	**4,241**	4,250	4,265	4,296
Total	**180,797**	185,784	174,950	170,063

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Revaluation loss on the USD capital injected in China was $11m for 2Q08 (1Q08: $30m). This was offset by a corresponding revaluation gain in Singapore where the USD exposure was hedged back-to-back. Excluding the revaluation loss, Greater China would have recorded a pre-tax profit of $32m for 2Q08 (1Q08: $26m).

Capital Adequacy Ratios

	Jun-08	Mar-08	Dec-07	Jun-07
	$m	$m	$m	$m
Tier 1 capital				
Share capital	**1,895**	1,894	2,014	2,239
Subsidiary preference shares	**832**	832	832	832
Disclosed reserves / other	**13,762**	14,134	13,894	13,620
Capital deductions				
Intangible assets	**(4,253)**	(4,264)	(4,279)	(4,309)
Other	**(606)**	(585)	-	-
	11,630	12,011	12,461	12,382
Upper Tier 2 capital				
Cumulative collective impairment / other	**730**	724	1,511	1,557
Subordinated notes	**4,718**	5,249	5,196	5,163
Capital deductions	**(606)**	(585)	-	-
	4,842	5,388	6,707	6,720
Capital deductions	**-**	-	(1,086)	(1,128)
Total capital	**16,472**	17,399	18,082	17,974
Risk-weighted assets [1]	**114,368**	111,850	124,772	114,842
Capital adequacy ratios ("CAR")				
Tier 1	**10.2%**	10.7%	10.0%	10.8%
Total	**14.4%**	15.6%	14.5%	15.7%

The Group adopted Basel II framework for its CAR computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Group tier 1 CAR reduced 0.5% point over 31 March 2008 to 10.2% as at 30 June 2008 largely due to dividend payment in the quarter. Group total CAR decreased 1.2% points to 14.4% as at 30 June 2008. The decrease was due mainly to amortisation of, and fair value adjustment attributable to interest rate risk on subordinated debts, as well as dividend payment.

Group tier 1 CAR and total CAR as at 30 June 2008 were 4.2% points and 4.4% points above the minimum 6% and 10% required by MAS respectively.

Note:

1 Include operational risk (with effect from January 2008) and market risk.

Consolidated Profit and Loss Account (Unaudited)

	1H08	1H07	+/(-)	2Q08	1Q08	+/(-)	2Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Interest income	3,466	3,787	(8.5)	1,672	1,795	(6.9)	1,910	(12.5)
Less: Interest expense	1,741	2,265	(23.1)	798	943	(15.3)	1,149	(30.5)
Net interest income	1,725	1,523	13.3	873	852	2.5	761	14.7
Dividend income	43	38	13.7	41	3	NM	35	16.9
Fee and commission income	592	589	0.6	289	303	(4.7)	330	(12.4)
Rental income	51	33	54.0	27	24	10.8	17	57.8
Other operating income	277	307	(9.7)	194	84	131.2	154	25.7
Total non-interest income	964	968	(0.3)	550	414	32.9	536	2.7
Total operating income	2,690	2,490	8.0	1,424	1,266	12.4	1,297	9.8
Less: Staff costs	545	513	6.4	279	267	4.5	272	2.7
Other operating expenses	469	463	1.3	240	230	4.3	232	3.1
Total operating expenses	1,015	976	4.0	518	496	4.4	504	2.9
Operating profit before amortisation and impairment charges	1,675	1,515	10.6	905	770	17.6	793	14.2
Less: Intangible assets amortised	5	6	(13.0)	3	3	(3.0)	3	(15.9)
Impairment charges	269	168	59.8	180	89	102.2	81	122.5
Operating profit after amortisation and impairment charges	1,401	1,340	4.5	723	678	6.6	709	1.9
Share of profit of associates	56	112	(50.0)	34	22	54.3	65	(47.8)
Profit before tax	1,457	1,453	0.3	757	700	8.1	774	(2.3)
Less: Tax	315	315	(0.0)	152	163	(7.0)	170	(11.0)
Profit for the financial period	1,142	1,138	0.4	605	537	12.6	604	0.2
Attributable to:								
Equity holders of the Bank	1,130	1,103	2.5	601	529	13.5	585	2.7
Minority interests	12	35	(65.6)	4	8	(43.5)	19	(77.5)
	1,142	1,138	0.4	605	537	12.6	604	0.2
Earnings per ordinary share ($) [1]								
Basic	1.47	1.42	3.5	1.57	1.38	13.8	1.51	4.0
Diluted	1.47	1.42	3.5	1.57	1.38	13.8	1.51	4.0

Note:

1 Annualised

Consolidated Balance Sheet (Unaudited)

	Jun-08 $m	Mar-08 $m	Dec-07 [1] $m	Jun-07 $m
Equity				
Share capital	**1,895**	1,894	2,014	2,239
Subsidiary preference shares	**832**	832	832	832
Capital reserves	**2,720**	3,024	3,714	4,215
Statutory reserves	**3,132**	3,132	3,132	3,130
Revenue reserves	**7,760**	7,847	7,328	6,778
Share of reserves of associates	**244**	263	310	317
Equity attributable to equity holders of the Bank	**16,583**	16,992	17,329	17,511
Minority interests	**364**	384	398	396
Total	**16,947**	17,375	17,726	17,908
Liabilities				
Deposits and balances of banks and agents	**36,455**	39,531	32,091	31,738
Deposits and balances of non-bank customers	**109,004**	109,580	106,967	104,469
Bills and drafts payable	**1,970**	1,971	1,824	479
Other liabilities	**10,084**	11,120	9,675	8,132
Debts issued	**6,337**	6,206	6,666	7,338
Total	**163,850**	168,408	157,224	152,156
Total equity and liabilities	**180,797**	185,784	174,950	170,063
Assets				
Cash, balances and placements with central banks	**18,607**	21,222	17,667	20,434
Singapore Government treasury bills and securities	**9,173**	8,690	9,134	9,623
Other government treasury bills and securities	**3,745**	4,650	3,482	3,266
Trading securities	**411**	525	410	561
Placements and balances with banks and agents	**15,625**	18,940	15,207	19,595
Loans to non-bank customers	**97,395**	94,373	92,669	82,461
Investment securities	**18,316**	18,625	19,417	18,714
Other assets	**10,055**	11,229	9,359	7,734
Investment in associates	**1,183**	1,229	1,261	1,280
Properties and other fixed assets	**2,047**	2,051	2,081	2,099
Intangible assets	**4,241**	4,250	4,265	4,296
Total	**180,797**	185,784	174,950	170,063
Off-Balance Sheet Items				
Contingent liabilities	**13,819**	12,810	13,082	11,013
Financial derivatives	**447,758**	399,869	388,058	437,557
Commitments	**48,872**	48,988	48,359	47,149
Net asset value per ordinary share ($)	**10.46**	10.73	10.91	10.95

Note:
1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 January 2008	2,014	832	3,714	3,132	7,328	310	17,329	398	17,726
Currency translation adjustments	-	-	(316)	-	-	-	(316)	(18)	(335)
Change in available-for-sale reserve									
Net change in fair value	-	-	(678)	-	-	-	(678)	(5)	(684)
Transferred to profit and loss account on disposal / impairment	-	-	(6)	-	-	-	(6)	(0)	(6)
Change in share of associates' reserves	-	-	-	-	-	(66)	(66)	-	(66)
Total losses recognised directly in equity	-	-	(1,001)	-	-	(66)	(1,067)	(24)	(1,091)
Profit for the financial period	-	-	-	-	1,130	-	1,130	12	1,142
Total gains / (losses) recognised for the financial period	-	-	(1,001)	-	1,130	(66)	63	(12)	51
Transfer from / (to) revenue reserves	-	-	(0)	1	(1)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(0)	(0)
Dividends	-	-	-	-	(697)	-	(697)	(21)	(718)
Share buyback - held in treasury	(120)	-	-	-	-	-	(120)	-	(120)
Share-based payment	-	-	7	-	-	-	7	-	7
Issue of shares under share option scheme	2	-	-	-	-	-	2	-	2
Balance at 30 June 2008	1,895	832	2,720	3,132	7,760	244	16,583	364	16,947
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	135	-	-	-	135	1	136
Change in available-for-sale reserve									
Net change in fair value	-	-	280	-	-	-	280	3	283
Transferred to profit and loss account on disposal / impairment	-	-	(73)	-	-	-	(73)	(0)	(73)
Change in share of associates' reserves	-	-	-	-	-	55	55	-	55
Transfer to revenue reserves upon disposal of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	342	-	(5)	60	398	4	401
Profit for the financial period	-	-	-	-	1,103	-	1,103	35	1,138
Total gains recognised for the financial period	-	-	342	-	1,098	60	1,500	39	1,539
Transfer from / (to) revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(772)	-	(772)	(27)	(799)
Share buyback - held in treasury	(14)	-	-	-	-	-	(14)	-	(14)
Issue of shares under share option scheme	6	-	-	-	-	-	6	-	6
Balance at 30 June 2007	2,239	832	4,215	3,130	6,778	317	17,511	396	17,908

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 April 2008	1,894	832	3,024	3,132	7,847	263	16,992	384	17,375
Currency translation adjustments	-	-	(190)	-	-	-	(190)	(12)	(202)
Change in available-for-sale reserve									
Net change in fair value	-	-	(129)	-	-	-	(129)	(11)	(141)
Transferred to profit and loss account on disposal / impairment	-	-	12	-	-	-	12	9	21
Change in share of associates' reserves	-	-	-	-	-	(20)	(20)	-	(20)
Total losses recognised directly in equity	-	-	(307)	-	-	(20)	(327)	(15)	(342)
Profit for the financial period	-	-	-	-	601	-	601	4	605
Total gains / (losses) recognised for the financial period	-	-	(307)	-	601	(20)	274	(11)	263
Transfer from revenue reserves	-	-	-	0	(0)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	0	0
Dividends	-	-	-	-	(687)	-	(687)	(8)	(696)
Share-based payment	-	-	3	-	-	-	3	-	3
Issue of shares under share option scheme	1	-	-	-	-	-	1	-	1
Balance at 30 June 2008	1,895	832	2,720	3,132	7,760	244	16,583	364	16,947
Balance at 1 April 2007	2,250	832	4,148	3,130	6,858	288	17,507	386	17,893
Currency translation adjustments	-	-	75	-	-	-	75	6	81
Change in available-for-sale reserve									
Net change in fair value	-	-	118	-	-	-	118	2	120
Transferred to profit and loss account on disposal / impairment	-	-	(30)	-	-	-	(30)	(0)	(30)
Change in share of associates' reserves	-	-	-	-	-	29	29	-	29
Total gains recognised directly in equity	-	-	163	-	-	29	191	8	199
Profit for the financial period	-	-	-	-	585	-	585	19	604
Total gains recognised for the financial period	-	-	163	-	585	29	776	27	803
Transfer from / (to) revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(0)	(0)
Dividends	-	-	-	-	(761)	-	(761)	(17)	(778)
Share buyback - held in treasury	(14)	-	-	-	-	-	(14)	-	(14)
Issue of shares under share option scheme	3	-	-	-	-	-	3	-	3
Balance at 30 June 2007	2,239	832	4,215	3,130	6,778	317	17,511	396	17,908

Consolidated Cash Flow Statement (Unaudited)

	1H08	1H07	2Q08	2Q07
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	1,675	1,515	905	793
Adjustments for:				
Depreciation of assets	67	70	34	35
Net gain on disposal of assets	(157)	(64)	(154)	(30)
Share-based payment	7	-	3	-
Operating profit before working capital changes	1,592	1,521	789	798
Changes in working capital				
Increase / (decrease) in deposits	6,400	7,207	(3,652)	2,823
Increase / (decrease) in bills and drafts payable	146	91	(1)	48
Increase / (decrease) in other liabilities	473	(73)	(1,008)	(313)
(Increase) / decrease in trading securities	(1)	(78)	114	(75)
(Increase) / decrease in placements and balances with banks and agents	(418)	4,937	3,316	4,419
Increase in loans to non-bank customers	(4,897)	(5,706)	(3,161)	(3,452)
(Increase) / decrease in other assets	(718)	397	1,159	421
Cash generated from operations	2,578	8,296	(2,445)	4,669
Income tax paid	(363)	(255)	(183)	(198)
Net cash provided by / (used in) operating activities	2,215	8,041	(2,628)	4,470
Cash flows from investing activities				
Net cash flow on disposal / (acquisition) of:				
Investment securities and associates	501	(848)	319	(346)
Properties and other fixed assets	(25)	(299)	(23)	(272)
Change in minority interests	(24)	3	(15)	8
Dividends received from associates	55	55	54	48
Net cash provided by / (used in) investing activities	507	(1,089)	335	(562)
Cash flows from financing activities				
Proceeds from issue of shares	2	6	1	3
Net (decrease) / increase in debts issued	(330)	742	131	782
Share buyback	(120)	(14)	-	(14)
Dividends paid on ordinary shares	(678)	(750)	(678)	(750)
Dividends paid on subsidiary preference shares	(20)	(22)	-	-
Dividends paid to minority interests	(21)	(19)	(8)	(9)
Net cash (used in) / provided by financing activities	(1,166)	(57)	(554)	12
Currency translation adjustments	(313)	137	(189)	74
Net increase / (decrease) in cash and cash equivalents for the financial period	1,242	7,031	(3,036)	3,995
Cash and cash equivalents at beginning of the financial period	30,283	26,292	34,561	29,328
Cash and cash equivalents at end of the financial period	31,525	33,323	31,525	33,323
Represented by:				
Cash, balances and placements with central banks	18,607	20,434	18,607	20,434
Singapore Government treasury bills and securities	9,173	9,623	9,173	9,623
Other government treasury bills and securities	3,745	3,266	3,745	3,266
Cash and cash equivalents at end of the financial period	31,525	33,323	31,525	33,323

Balance Sheet of the Bank (Unaudited)

	Jun-08	Mar-08	Dec-07 [1]	Jun-07
	$m	$m	$m	$m
Equity				
Share capital	**1,895**	1,894	2,014	2,239
Capital reserves	**3,060**	3,060	3,597	3,972
Statutory reserves	**2,753**	2,753	2,753	2,753
Revenue reserves	**5,996**	6,061	5,623	5,435
Total	**13,703**	13,768	13,987	14,399
Liabilities				
Deposits and balances of banks and agents	**33,101**	37,073	30,142	27,695
Deposits and balances of non-bank customers	**87,687**	86,498	84,312	81,268
Deposits and balances of subsidiaries	**3,742**	3,461	4,047	4,072
Total deposits and balances	**124,531**	127,032	118,502	113,035
Bills and drafts payable	**217**	161	372	299
Other liabilities	**7,382**	8,156	7,013	5,667
Debts issued	**6,418**	6,688	6,665	6,480
Total	**138,547**	142,036	132,551	125,480
Total equity and liabilities	**152,251**	155,805	146,538	139,879
Assets				
Cash, balances and placements with central banks	**14,628**	16,838	14,976	17,006
Singapore Government treasury bills and securities	**9,054**	8,598	9,052	9,530
Other government treasury bills and securities	**2,266**	2,848	1,878	2,293
Trading securities	**314**	333	110	239
Placements and balances with banks and agents	**12,314**	16,268	13,220	15,251
Loans to non-bank customers	**74,883**	71,793	71,994	63,073
Placements with and advances to subsidiaries	**3,487**	2,946	646	795
Investment securities	**17,278**	17,362	18,205	16,913
Other assets	**8,522**	9,320	7,687	6,030
Investment in associates	**372**	373	373	373
Investment in subsidiaries	**4,604**	4,602	3,859	3,820
Properties and other fixed assets	**1,345**	1,340	1,357	1,374
Intangible assets	**3,182**	3,182	3,182	3,182
Total	**152,251**	155,805	146,538	139,879
Off-Balance Sheet Items				
Contingent liabilities	**11,345**	10,444	11,089	8,801
Financial derivatives	**428,460**	381,893	377,779	430,463
Commitments	**40,365**	39,661	39,872	38,442
Net asset value per ordinary share ($)	**9.10**	9.15	9.25	9.45

Note:

1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 January 2008	2,014	3,597	2,753	5,623	13,987
Currency translation adjustments	-	(3)	-	-	(3)
Change in available-for-sale reserve					
Net change in fair value	-	(536)	-	-	(536)
Transferred to profit and loss account on disposal / impairment	-	(5)	-	-	(5)
Total losses recognised directly in equity	-	(544)	-	-	(544)
Profit for the financial period	-	-	-	1,050	1,050
Total gains / (losses) recognised for the financial period	-	(544)	-	1,050	506
Dividends	-	-	-	(678)	(678)
Share buyback - held in treasury	(120)	-	-	-	(120)
Share-based payment	-	7	-	-	7
Issue of shares under share option scheme	2	-	-	-	2
Balance at 30 June 2008	1,895	3,060	2,753	5,996	13,703
Balance at 1 January 2007	2,247	3,818	2,753	4,989	13,807
Currency translation adjustments	-	2	-	-	2
Change in available-for-sale reserve					
Net change in fair value	-	272	-	-	272
Transferred to profit and loss account on disposal / impairment	-	(72)	-	-	(72)
Total gains recognised directly in equity	-	202	-	-	202
Profit for the financial period	-	-	-	1,147	1,147
Total gains recognised for the financial period	-	202	-	1,147	1,349
Transfer to revenue reserves	-	(48)	-	48	-
Dividends	-	-	-	(750)	(750)
Share buyback - held in treasury	(14)	-	-	-	(14)
Issue of shares under share option scheme	6	-	-	-	6
Balance at 30 June 2007	2,239	3,972	2,753	5,435	14,399

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 April 2008	**1,894**	**3,060**	**2,753**	**6,061**	**13,768**
Currency translation adjustments	**-**	**(6)**	**-**	**-**	**(6)**
Change in available-for-sale reserve					
Net change in fair value	**-**	**3**	**-**	**-**	**3**
Transferred to profit and loss account on disposal / impairment	**-**	**(1)**	**-**	**-**	**(1)**
Total losses recognised directly in equity	**-**	**(4)**	**-**	**-**	**(4)**
Profit for the financial period	**-**	**-**	**-**	**612**	**612**
Total gains / (losses) recognised for the financial period	**-**	**(4)**	**-**	**612**	**608**
Dividends	**-**	**-**	**-**	**(678)**	**(678)**
Share-based payment	**-**	**3**	**-**	**-**	**3**
Issue of shares under share option scheme	**1**	**-**	**-**	**-**	**1**
Balance at 30 June 2008	**1,895**	**3,060**	**2,753**	**5,996**	**13,703**
Balance at 1 April 2007	2,250	3,951	2,753	5,366	14,320
Currency translation adjustments	-	4	-	-	4
Change in available-for-sale reserve					
Net change in fair value	-	95	-	-	95
Transferred to profit and loss account on disposal / impairment	-	(30)	-	-	(30)
Total gains recognised directly in equity	-	69	-	-	69
Profit for the financial period	-	-	-	770	770
Total gains recognised for the financial period	-	69	-	770	839
Transfer to revenue reserves	-	(48)	-	48	-
Dividends	-	-	-	(750)	(750)
Share buy back - held in treasury	(14)	-	-	-	(14)
Issue of shares under share option scheme	3	-	-	-	3
Balance at 30 June 2007	2,239	3,972	2,753	5,435	14,399

Collateralised Debt Obligations ("CDO")

	Jun-08 $m	Mar-08 $m	Dec-07 $m	Jun-07 $m
ABS CDO				
Exposure	**81**	82	86	92
Allowance	**81**	82	40	-
Corporate CDO				
Exposure	**183**	186	229	304
Allowance	**76**	54	59	34
Total				
Exposure	**264**	268	315	396
Allowance	**157**	136	99	34

As at 30 June 2008, 67% of the corporate CDO portfolio were rated by FITCH or Standard & Poor's with 56% rated A and above. The underlying assets of the ABS CDO were dominantly in residential mortgages.

The information is provided with reference to the disclosure guidelines of the Financial Stability Forum ("FSF"). In the context of the FSF, the Group had no exposure to special purpose entities as at 30 June 2008.

END